August 3, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561 USA

Attention:	Donald Walker
Senior Assistant Chief Accountant

Re: Banco de Chile
Form 20-F for the Year Ended December 31, 2006
Filed June 29, 2007
File No.001-15266

Dear Mr. Walker:

On behalf of Banco de Chile (the “Bank”) set forth below are responses to the comment letter dated July 20, 2007 from the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) related to the Bank’s Form 20-F for the year ended December 31, 2006 (the “Form 20-F”). As requested, this letter is being filed on EDGAR.

For convenience, we have included the SEC staff’s comments in italics below followed by the Company’s response.

1. In your December 20, 2006 correspondence you provided us with proposed disclosure to be included in Note 28 which included quantification of the outstanding subordinated debt balance, the amounts paid to the Central Bank during the periods presented, and a description of the disposition of the Banco de Chile shares held by SM-Chile and SAOS upon dissolution of SAOS. It does not appear as though you provided these disclosures in your December 31, 2006 Form 20-F. Please provide us with this information as of December 31, 2006 and confirm that in future Forms 20-F you will provide these disclosures.

Response:

We attach below the proposed disclosure as of December 31, 2006 and confirm that we will provide this disclosure in the US GAAP note to our consolidated financial statements in future filings.

     “The parent company of the Bank, SM Chile S.A. (“SM-Chile”) has a subordinated debt that arose during and as a result of the economic crisis in 1982-1983. From 1984 through 1986, the predecessor entity, the former Banco de Chile, sold certain of its non-performing loans to the Chilean Central Bank at face value on terms that included a repurchase obligation. This was one of the mechanisms used by the Central Bank of Chile to deal with the economic crisis. In 1989, the repurchase obligation was exchanged for subordinated debt issued in favor of the Central Bank of Chile. In 1996, a reorganization took place by in which the former Banco de Chile was converted to a holding company named SM Chile, which in turn formed a new wholly-owned banking subsidiary named Banco de Chile to which SM Chile contributed all of its assets and liabilities other than the subordinated debt payable to the Central Bank. SM Chile then created a second wholly owned subsidiary named SAOS, which pursuant to a prior agreement with Central Bank, assumed a new repayment obligation which replaced the previous subordinated debt in its entirety.

     In exchange for assuming the Central Bank indebtedness, SAOS received from SM Chile shares of the Bank as collateral for this indebtedness. As of December 31, 2006, SAOS holds 41.42% of the Bank shares as collateral for this subordinated debt obligation. As stated by the Law, in exchange for securing the subordinated debt by pledging the Bank shares held by SM-Chile, SM-Chile shareholders were granted the right of first refusal in the event that SAOS is required by Central Bank to sell all or a portion of the pledged shares to cover any unpaid balance. Additionally, the Law stated that voting rights of the pledged shares are to be held by SM-Chile shareholders. Dividends received from the Bank are the sole source of SAOS’s revenues and must be used to repay this indebtedness.

     As of December 31, 2006 the outstanding subordinated debt balance held by SAOS amounted to MCh$933,110. During the years 2004, 2005 and 2006, SAOS paid to the Central Bank a total of MCh$59,150, MCh$68,459 and MCh$77,412, exceeding in all these three years the required annual payments.

     Pursuant to the law, SAOS and SM-Chile will be automatically dissolved upon extinction of the debt, either by full payment or execution of the collateral. Under the terms of SM-Chile’s bylaw and the Law, all the outstanding shares of the Bank held by SM-Chile and SAOS, as well as any other remaining asset, will be then distributed to SM-Chile shareholders.

     As of December 31, 2006, major shareholders of SM-Chile are LQ Inversiones Financieras S.A. and Inversiones LQ-SM S.A., both subsidiaries of Quiñenco S.A., having a participation of 49.72% and 3.11% of total shares, respectively. Likewise, major shareholders of Banco de Chile are SAOS S.A., LQ Inversiones Financieras S.A. and SM-Chile having a participation of 41.42%, 20.71% and 17.58% of total shares, respectively.

     SAOS is variable interest entities (VIEs) as defined in FASB Interpretation No. 46(R) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51’’ (FIN 46R). In accordance with FIN 46R, the primary beneficiary is the party that consolidates a VIE based on its assessment that it will absorb a majority of the expected losses or expected residual returns of the entity, or both. The Bank has determined that it is not the primary beneficiary of SAOS and, therefore, it has not consolidated SAOS in the Consolidated Financial Statements of Banco de Chile.”

2. Please tell us why your U.S. GAAP allowance for loan losses significantly increased at December 31, 2006 compared to December 31, 2005, while your allowance for loan losses under Chilean GAAP remained relatively unchanged. In your response, please relate the changes in your U.S. GAAP allowance to management’s discussion and analysis regarding trends in asset quality and economic conditions in 2005 and 2006.

Response:

Under Chilean GAAP, the allowance for loan losses model applied to individually evaluated loans is based on fixed parameters (or percentages), that are mid-range values of the estimated losses on loans, which are predetermined based on the loan classification/grading system for the Chilean banking system. Under Chilean GAAP several factors are considered when determining the estimated losses, such as the solvency of debtors; however, a migration analysis is not performed for purposes of estimating the loan losses inherent in impaired group of loans.

Under US GAAP when estimating credit losses on each group of loans with similar risk characteristics, the Bank considers its historical loss experience on the group, adjusted for changes in trends, economic conditions and other relevant factors that affect repayment of the loans as of the evaluation date. Additionally, for loans, including individually evaluated loans that is determined not to be impaired under SFAS 114, the associated allowance for loan losses are measured under SFAS 5, and provide for all estimated credit losses that have been incurred. As such the Bank’s methodology for estimating losses under US GAAP for the group of individually evaluated loans deemed not impaired under the local loan classification system includes a loan migration analysis technique.

When analyzing the results of the migration analysis, the Bank also considers qualitative factors which it deems relevant to determine the adequacy of the loan loss allowance under US GAAP. As such, the Bank considers the impact of current environmental factors and conditions in the weighting given to the results of the historical experience data in its migration analysis. The migration period used by the bank during both 2005 and 2006 included a historical experience over a ten year period estimated to be a reasonable period of economic cycle and adequate to capture sufficient loss data. During 2005, as part of its qualitative analysis, considering the higher economic growth trend in the domestic market, the bank weighted more heavily the most recent years included in its migration analysis. In 2006, as a result of the slowing economic growth in 2006 (GDP grew only 4% in 2006 as compared to 5.7% in 2005) the Bank adjusted the weighting given to the historical data and weighted more heavily the earlier periods which includes the downturns experienced by the Chilean economy over the last 10 years.

The resulting loan loss allowance under US GAAP as a percent of total loans is as follows:

The allowance for loan losses under US GAAP as of December 31, 2004, 2005 and 2006 was MCh$122,519, MCh$105,133 and MCh$121,544, respectively, representing 1.79%, 1.35% and 1.37% of outstanding loans. The allowance for commercial and leasing loans under US GAAP as of December 31, 2004, 2005 and 2006 was MCh$96,478, MCh$73,211 and MCh$74,744, respectively, representing 1.84%, 1.20% and 1.06% of outstanding commercial and leasing loans.

Consistent with Guide 3 Statistical Information, the information provided in the management’s discussion and analysis section regarding trends in asset quality and economic conditions in 2005 and 2006 has been disclosed under home country GAAP, and, therefore, the asset quality discussion does not consider the effects of the migration analysis described above when determining the allowance for loan losses for US GAAP. In future filings to the extent that significant differences arise between the allowance for loan losses under Chilean and US GAAP, we will include a discussion of those differences in Item 5 to Form 20-F.

Sincerely yours,

_________________________
Fernando Cañas B.
General Manager
Chief Executive Officer